                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                              Big City Bagels, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   08909 30 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Stephen Tsoris, Esq.
                            Gardner, Carton & Douglas
                       321 North Clark Street, Suite 3400
                          Chicago, Illinois 60610-4795
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                       Page _____ of _____ Pages

--------------------------------------------------------------------------------
CUSIP No.      08909  30  2
--------------------------------------------------------------------------------
      1.       Name of Reporting Person.
               I.R.S. Identification Nos. of above person (entities only)


               Hector M. Gavilla
--------------------------------------------------------------------------------

      2.       Check the Appropriate Box if a Member of a Group

               (a)  [X]

               (b)
--------------------------------------------------------------------------------
      3.       SEC Use Only


--------------------------------------------------------------------------------
      4.       Source of Funds

               OO  (See Item 3)
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization

               United States
--------------------------------------------------------------------------------
               7.     Sole Voting Power

                      15,678,762
Number of      -----------------------------------------------------------------
Shares Bene-   8.     Shared Voting Power
ficially by
Owned by              -0-
Reporting      -----------------------------------------------------------------
Person With    9.     Sole Dispositive Power

                      15,678,762
               -----------------------------------------------------------------
               10.    Shared Dispositive Power

                      -0-
--------------------------------------------------------------------------------
               11.    Aggregate Amount Beneficially Owned by Reporting Person

                      15,678,762
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
               13.    Percent of Class Represented by Amount in Row (11)

                      18.1% (See Item 1)
--------------------------------------------------------------------------------
               14.    Type of Reporting Person

                      IN
--------------------------------------------------------------------------------


                                                 Page _____ of _____ Pages

--------------------------------------------------------------------------------
CUSIP No.      08909  30  2
--------------------------------------------------------------------------------
      1.       Name of Reporting Person.
               I.R.S. Identification Nos. of above person (entities only)


               Hector M. Gavilla
--------------------------------------------------------------------------------

      2.       Check the Appropriate Box if a Member of a Group

               (a)  [X]

               (b)
--------------------------------------------------------------------------------
      3.       SEC Use Only


--------------------------------------------------------------------------------
      4.       Source of Funds

               OO  (See Item 3)
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization

               United States
--------------------------------------------------------------------------------
               7.     Sole Voting Power

                      13,288,034
Number of      -----------------------------------------------------------------
Shares Bene-   8.     Shared Voting Power
ficially by
Owned by              -0-
Reporting      -----------------------------------------------------------------
Person With    9.     Sole Dispositive Power

                      13,288,034
               -----------------------------------------------------------------
               10.    Shared Dispositive Power

                      -0-
--------------------------------------------------------------------------------
               11.    Aggregate Amount Beneficially Owned by Reporting Person

                      13,288,034
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
               13.    Percent of Class Represented by Amount in Row (11)

                      15.3% (See Item 1)
--------------------------------------------------------------------------------
               14.    Type of Reporting Person (See Instructions)

                      IN
--------------------------------------------------------------------------------


                                                 Page _____ of _____ Pages

--------------------------------------------------------------------------------
CUSIP No.      08909  30  2
--------------------------------------------------------------------------------
      1.       Name of Reporting Person.
               I.R.S. Identification Nos. of above person (entities only)


               Peter J. Keenan
--------------------------------------------------------------------------------

      2.       Check the Appropriate Box if a Member of a Group

               (a)  [X]

               (b)
--------------------------------------------------------------------------------
      3.       SEC Use Only


--------------------------------------------------------------------------------
      4.       Source of Funds

               OO  (See Item 3)
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization

               United States
--------------------------------------------------------------------------------
               7.     Sole Voting Power

                      19,967,503
Number of      -----------------------------------------------------------------
Shares Bene-   8.     Shared Voting Power
ficially by
Owned by              -0-
Reporting      -----------------------------------------------------------------
Person With    9.     Sole Dispositive Power

                      19,967,503
               -----------------------------------------------------------------
               10.    Shared Dispositive Power

                      -0-
--------------------------------------------------------------------------------
               11.    Aggregate Amount Beneficially Owned by Reporting Person

                      19,967,503
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
               13.    Percent of Class Represented by Amount in Row (11)

                      23.0% (See Item 1)
--------------------------------------------------------------------------------
               14.    Type of Reporting Person

                      IN
--------------------------------------------------------------------------------


                                                 Page _____ of _____ Pages

--------------------------------------------------------------------------------
CUSIP No.      08909  30  2
--------------------------------------------------------------------------------
      1.       Name of Reporting Person.
               I.R.S. Identification Nos. of above person (entities only)


               David A. Levi
--------------------------------------------------------------------------------

      2.       Check the Appropriate Box if a Member of a Group

               (a)  [X]

               (b)
--------------------------------------------------------------------------------
      3.       SEC Use Only


--------------------------------------------------------------------------------
      4.       Source of Funds

               OO  (See Item 3)
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization

               United States
--------------------------------------------------------------------------------
               7.     Sole Voting Power

                      4,473,917
Number of      -----------------------------------------------------------------
Shares Bene-   8.     Shared Voting Power
ficially by
Owned by              -0-
Reporting      -----------------------------------------------------------------
Person With    9.     Sole Dispositive Power

                      4,473,917
               -----------------------------------------------------------------
               10.    Shared Dispositive Power

                      -0-
--------------------------------------------------------------------------------
               11.    Aggregate Amount Beneficially Owned by Reporting Person

                      4,473,917
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
               13.    Percent of Class Represented by Amount in Row (11)

                      5.2% (See Item 1)
--------------------------------------------------------------------------------
               14.    Type of Reporting Person

                      IN
--------------------------------------------------------------------------------


                                                 Page _____ of _____ Pages

--------------------------------------------------------------------------------
CUSIP No.      08909  30  2
--------------------------------------------------------------------------------
      1.       Name of Reporting Person.
               I.R.S. Identification Nos. of above person (entities only)


               Eli Levi
--------------------------------------------------------------------------------

      2.       Check the Appropriate Box if a Member of a Group

               (a)  [X]

               (b)
--------------------------------------------------------------------------------
      3.       SEC Use Only


--------------------------------------------------------------------------------
      4.       Source of Funds

               OO  (See Item 3)
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization

               United States
--------------------------------------------------------------------------------
               7.     Sole Voting Power

                      -0-
Number of      -----------------------------------------------------------------
Shares Bene-   8.     Shared Voting Power
ficially by
Owned by              15,545,045
Reporting      -----------------------------------------------------------------
Person With    9.     Sole Dispositive Power

                      -0-
               -----------------------------------------------------------------
               10.    Shared Dispositive Power

                      15,545,045
--------------------------------------------------------------------------------
               11.    Aggregate Amount Beneficially Owned by Reporting Person

                      15,545,045
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
               13.    Percent of Class Represented by Amount in Row (11)

                      17.9% (See Item 1)
--------------------------------------------------------------------------------
               14.    Type of Reporting Person (See Instructions)

                      IN
--------------------------------------------------------------------------------


                                                 Page _____ of _____ Pages

--------------------------------------------------------------------------------
CUSIP No.      08909  30  2
--------------------------------------------------------------------------------
      1.       Name of Reporting Person.
               I.R.S. Identification Nos. of above person (entities only)


               Roberta Levi
--------------------------------------------------------------------------------

      2.       Check the Appropriate Box if a Member of a Group

               (a)  [X]

               (b)
--------------------------------------------------------------------------------
      3.       SEC Use Only


--------------------------------------------------------------------------------
      4.       Source of Funds

               OO  (See Item 3)
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization

               United States
--------------------------------------------------------------------------------
               7.     Sole Voting Power

                      -0-
Number of      -----------------------------------------------------------------
Shares Bene-   8.     Shared Voting Power
ficially by
Owned by              15,545,045
Reporting      -----------------------------------------------------------------
Person With    9.     Sole Dispositive Power

                      -0-
               -----------------------------------------------------------------
               10.    Shared Dispositive Power

                      15,545,045
--------------------------------------------------------------------------------
               11.    Aggregate Amount Beneficially Owned by Reporting Person

                      15,545,045
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
               13.    Percent of Class Represented by Amount in Row (11)

                      17.9% (See Item 1)
--------------------------------------------------------------------------------
               14.    Type of Reporting Person (See Instructions)

                      IN
--------------------------------------------------------------------------------


                                                 Page _____ of _____ Pages

--------------------------------------------------------------------------------
CUSIP No.      08909  30  2
--------------------------------------------------------------------------------
      1.       Name of Reporting Person.
               I.R.S. Identification Nos. of above person (entities only)


               Steven Levi
--------------------------------------------------------------------------------

      2.       Check the Appropriate Box if a Member of a Group

               (a)  [X]

               (b)
--------------------------------------------------------------------------------
      3.       SEC Use Only


--------------------------------------------------------------------------------
      4.       Source of Funds

               OO  (See Item 3)
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization

               United States
--------------------------------------------------------------------------------
               7.     Sole Voting Power

                      4,473,917
Number of      -----------------------------------------------------------------
Shares Bene-   8.     Shared Voting Power
ficially by
Owned by              -0-
Reporting      -----------------------------------------------------------------
Person With    9.     Sole Dispositive Power

                      4,473,917
               -----------------------------------------------------------------
               10.    Shared Dispositive Power

                      -0-
--------------------------------------------------------------------------------
               11.    Aggregate Amount Beneficially Owned by Reporting Person

                      4,473,917
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
               13.    Percent of Class Represented by Amount in Row (11)

                      5.2% (See Item 1)
--------------------------------------------------------------------------------
               14.    Type of Reporting Person (See Instructions)

                      IN
--------------------------------------------------------------------------------


                                                 Page _____ of _____ Pages

--------------------------------------------------------------------------------
CUSIP No.      08909  30  2
--------------------------------------------------------------------------------
      1.       Name of Reporting Person.
               I.R.S. Identification Nos. of above person (entities only)


               Susan Levi
--------------------------------------------------------------------------------

      2.       Check the Appropriate Box if a Member of a Group

               (a)  [X]

               (b)
--------------------------------------------------------------------------------
      3.       SEC Use Only


--------------------------------------------------------------------------------
      4.       Source of Funds

               OO  (See Item 3)
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
      6.       Citizenship or Place of Organization

               United States
--------------------------------------------------------------------------------
               7.     Sole Voting Power

                      4,473,917
Number of      -----------------------------------------------------------------
Shares Bene-   8.     Shared Voting Power
ficially by
Owned by              -0-
Reporting      -----------------------------------------------------------------
Person With    9.     Sole Dispositive Power

                      4,473,917
               -----------------------------------------------------------------
               10.    Shared Dispositive Power

                      -0-
--------------------------------------------------------------------------------
               11.    Aggregate Amount Beneficially Owned by Reporting Person

                      4,473,917
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
               13.    Percent of Class Represented by Amount in Row (11)

                      5.2% (See Item 1)
--------------------------------------------------------------------------------
               14.    Type of Reporting Person (See Instructions)

                      IN
--------------------------------------------------------------------------------


                                                 Page _____ of _____ Pages

                                  INTRODUCTION


         This Schedule 13D is being filed as a joint filing by Hector M. Gavilla, Hector P. Gavilla, Peter J. Keenan, David A. Levi, Eli Levi, Roberta Levi, Steven Levi, and Susan Levi (collectively, the "Acquisition Group"). The members of the Acquisition Group are parties to that certain Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), dated May 21, 1999. On July 1, 1999, as a result of the transactions contemplated by the Merger Agreement, the members of the Acquisition Group became stockholders of Big City Bagels, Inc., the issuer of securities of which this schedule 13D pertains ("Issuer").

         Item 1. Security and Issuer.

                 The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Big City Bagels, Inc. ("Issuer"), a New York corporation, whose principal executive officers are located at 99 Woodbury Road, Hicksville, New York 11801 ("Common Stock"). In addition, the number of shares owned by members of the Acquisition Group includes shares of Common Stock held by each member plus the number of shares of Common Stock issuable upon conversion of each member's shares of Class B Preferred Stock of the Issuer.

                 The percentage of beneficial ownership reflected in this
Schedule 13D is based upon 86,643,667 shares of Common Stock potentially outstanding after the closing of the merger on July 1, 1999. The 86,643,667 shares include 70,124,976 shares of Common Stock issuable upon conversion (at a rate of 138 to 1) of the 508,152 outstanding shares of Class B Preferred Stock of the Issuer.

         Item 2. Identity and Background.

                 (a) Name: This Schedule 13D is filed jointly by the members of the Acquisition Group: Hector M. Gavilla, Hector P. Gavilla, Peter J. Keenan, David A. Levi, Eli Levi, Roberta Levi, Steven Levi, and Susan Levi.

                 (b) Business Addresses:

                        Hector M. Gavilla
                        c/o Advanced Testing Technologies, Inc.
                        110 Ricefield Lane
                        Hauppauge, New York  11788

                        Hector P. Gavilla
                        c/o Advanced Testing Technologies, Inc.
                        110 Ricefield Lane
                        Hauppauge, New York  11788



                                                 Page _____ of _____ Pages

                        Peter J. Keenan
                        c/o Intelligent Computer Solutions, Inc.
                        620 Johnson Avenue, Suite 1B
                        Bohemia, New York  11716

                        David A. Levi
                        c/o Intelligent Computer Solutions, Inc.
                        620 Johnson Avenue, Suite 1B
                        Bohemia, New York  11716

                        Eli Levi
                        c/o Advanced Testing Technologies, Inc.
                        110 Ricefield Lane
                        Hauppauge, New York  11788

                        Roberta Levi
                        c/o Advanced Testing Technologies, Inc.
                        110 Ricefield Lane
                        Hauppauge, New York  11788

                        Steven Levi
                        24-13 South Street
                        Philadelphia, PA 19146

                        Susan Levi
                        69 Westmoreland Avenue
                        Toronto, Ontario, Canada   M6H2Z8

                (c) Principal Business: Hector M. Gavilla is a member of the board of directors of the issuer. Hector P. Gavilla is an employee of Advance Testing Technologies, Inc. Peter J. Keenan is the President and a member of the board of directors of the Issuer. Eli Levi is a member of the board of directors of the Issuer. Roberta Levi is Eli Levi's spouse and is not employed. David A. Levi is the Secretary of the Issuer. Steven Levi is a doctor of medicine. Susan Levi is a sole practitioner.

                (d) During the last five year, no member of the Acquisition
                    Group has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) During the last five years, no member of the Acquisition
                    Group has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against any member of the Acquisition Group enjoining any member of the Acquisition Group form engaging in future violations of, or


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



                    prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) All of the individual members of the Acquisition Group that are natural persons are citizens of the Unites States.

       Item 3.  Source and Amount of Funds or other Consideration.

                The members of the Merger Group exchanged their capital stock of Village Net, Inc. and of Intelligent Computer Solutions, Inc. to acquire the securities described below in Item 5(c).

       Item 4.  Purpose of Transactions.

                Each member of the Acquisition Group has acquired the securities specified in Item 5(c) of this Schedule 13D as a result of the transactions contemplated in the Merger Agreement. Other changes contemplated by the Merger Agreement are set forth in the Merger Agreement. The Merger Agreement, as amended, was filed with the Securities and Exchange Commission by the Issuer as an exhibit to Forms 8-K, dated May 21, 1999 and July 1, 1999, and is incorporated herein by reference.


       Item 5.  Interest in Securities of the Issuer.

                (a) and (b) The following table sets forth the separate beneficial ownership of each member of the Acquisition Group. Except as otherwise indicated in the notes below, the stockholders listed posses sole voting and investment power with respect to their shares.

       Name                        Number of Shares(1)    Percent of Class(2)

       Hector M. Gavilla           15,678,762(3)                     18.1%
       Hector P. Gavilla           13,288,034                        15.3%
       Peter J. Keenan             19,967,503                        23.0%
       David A. Levi                4,473,917                         5.2%
       Eli Levi                    15,545,045(4)                     17.9%
       Roberta Levi                15,545,045(5)                     17.9%
       Steven Levi                  4,473,917                         5.2%
       Susan Levi                   4,473,917                         5.2%

       (1) The number of shares set forth in the table includes shares of Common Stock held by each member plus the number of shares of Common Stock issuable upon conversion of each member's shares of Class B Preferred Stock of the Issuer.

       (2) Based on 86,643,667 shares of Common Stock potentially outstanding after the closing of the merger on July 1, 1999. The 86,643,667 shares include


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


                      70,124,976 shares of Common Stock issuable upon conversion (at a rate of 138 to 1) of the 508,152 outstanding shares of Class B Preferred Stock of the Issuer.

        (3)           Includes 6,644,156 shares of Common Stock held by Hector
                      M. Gavilla, as custodian for Alexander F. Gavilla, Mr. Gavilla's minor son.

        (4) Includes 5,535,564 shares of Common Stock owned by Roberta Levi, Mr. Levi's spouse, and 4,473,917 shares of Common Stock held by Roberta Levi, as custodian for Shari Levi, Mr. Levi's minor daughter.

        (5) Includes 5,535,564 shares of Common Stock owned by Eli Levi, Mrs. Levi's spouse, and 4,473,917 shares of Common Stock held by Roberta Levi, as custodian for Shari Levi, Mrs. Levi's minor daughter.


        Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer.

                      There are no contracts, arrangements, or understandings among members of the Acquisition Group and between such members and any person with respect to any securities of the Issuer. As noted in Item 2(c), however, Hector M. Gavilla, Peter J. Keenan, David A. Levi, and Eli Levi are each officers and/or directors of the Issuer and have previously maintained business relationships with one another. Hector M. Gavilla is the father of Hector P. Gavilla. Eli Levi and Roberta Levi are married and David A. Levi, Steven Levi and Susan Levi are their children.

        Item 7.       Materials to be Filed as Exhibits.

                      Exhibit 1: Joint Filing Agreement, dated July 12, 1999, by and among each member of the Acquisition Group.







                                                 Page _____ of _____ Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 1999


                                              ----------------------------------
                                              Hector M. Gavilla


                                              ----------------------------------
                                              Hector P. Gavilla


                                              ----------------------------------
                                              Peter J. Keenan


                                              ----------------------------------
                                              David A. Levi


                                              ----------------------------------
                                              Eli Levi


                                              ----------------------------------
                                              Roberta Levi


                                              ----------------------------------
                                              Steven Levi


                                              ----------------------------------
                                              Susan Levi




                                                 Page _____ of _____ Pages